

STATEMENT OF FINANCIAL CONDITION

CF Secured, LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE**

SEC FILE NUMBER

8-69863

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CF Secured, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay   212-294-7849

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).





AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2018, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Kimberley Y. Boston
Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Members' Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Management of CF Secured, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CF Secured, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 28, 2019

CF Secured, LLC

Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets

Cash and cash equivalents		$ 16,810
Securities segregated under federal and other regulations		24,994
Collateralized agreements:		
Securities purchased under agreements to resell	$ 10,856,135	
Securities borrowed	1,324,168	
		12,180,303
Receivables from broker–dealers, clearing organizations, and customers		433,297
Other assets		487
Total assets		$ 12,655,891

Liabilities and Members' Equity

Collateralized financings:		
Securities sold under agreements to repurchase	$ 11,681,202	
Securities loaned	121,457	
		11,802,659
Payables to broker–dealers, clearing organizations, and customers		449,924
Payables to related parties		2,336
Accounts payable, accrued and other liabilities		145,314
Total liabilities		12,400,233
Commitments and contingencies (Note 4)		
Members' equity:		
Total members' equity		255,658
Total liabilities and members' equity		$ 12,655,891

See notes to statement of financial condition

CF Secured, LLC

Notes to Statement of Financial Condition

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – CF Secured, LLC (the "Company") is a registered broker–dealer with the Securities and Exchange Commission ("SEC"). The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company was organized as a limited liability company in the State of Delaware, on September 16, 2016. The Company is wholly owned by CF Secured Holdings, LLC, which is 90% owned by Cantor CF Secured Preferred Investor, LLC ("CFSPI"), a member, and 10% owned by Cantor CF Secured Investor, LLC ("CFSI"), the managing member, both of which are wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("Cantor").

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company derives its revenues primarily through interest income related to securities borrowed and securities purchased under agreements to resell on an accrual basis.

Interest Income and Expense – The Company recognizes interest income related to securities borrowed and securities purchased under agreements to resell and interest expense related to the securities loaned and securities sold under agreements to repurchase on an accrual basis as a component of Interest income and expense.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Securities Segregated Under Federal and Other Regulations – Securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Securities Exchange Act of 1934.

1. General and Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("reverse repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreement to repurchase ("repurchase agreements") and securities loaned. The Company enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse repurchase and Repurchase agreements – Reverse repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Company nets certain reverse repurchase agreements and repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchased agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as Interest income or Interest expense, respectively, and are recognized over the life of the transaction. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker–Dealers, Clearing Organizations, and Customers – Receivables from and Payables to broker–dealers, clearing organizations, and customers primarily represent customer receivables. Also included in Receivables from and Payables to broker–dealers, clearing organizations, and customers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Payables to customers also include amounts due on customer margin deposits and free credit balances.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

1. General and Summary of Significant Accounting Policies (continued)

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is treated as a disregarded entity for U.S. tax purposes, as it is ultimately wholly owned by Cantor. Cantor is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, Cantor arranges for the payment of New York City UBT on behalf of its wholly owned entities. The Company reimburses payment or receives a credit for future earnings from Cantor based upon its proportionate share of Cantor's New York City UBT liability.

Recent Accounting Pronouncements – In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606) Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Company has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on

1. General and Summary of Significant Accounting Policies (continued)

classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842)*, Targeted Improvements, which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, Leases *(Topic 842)*, *Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Company has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method, financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

2. Receivables from and Payables to Broker–Dealers, Clearing Organizations, and Customers

At December 31, 2018, Receivables from and Payables to broker–dealers, clearing organizations, and customers included the following:

As of December 31, 2018	Receivables	Payables
Customers	$ 361,311	$ 440,257
Contract values of fails to deliver/receive	47,421	993
Clearing organizations	24,007	7,010
Other receivables from/payables to broker–dealers	558	1,664
Total	$ 433,297	$ 449,924

Receivables from customers primarily represent margin loans, while Payables to customers primarily represent amounts due on margin deposits, short sale proceeds, and free credits. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2018 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

CF Secured, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

3. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings at December 31, 2018:

| | As of December 31, 2018 | | | | | |
| | Assets | | | Liabilities | | |
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 30,978,176	$ 1,324,168	$ 32,302,344	$ 31,803,243	$ 121,457	$ 31,924,700
Less: gross amount offsets	20,122,041	—	20,122,041	20,122,041	—	20,122,041
Net amount presented in the Company's statement of financial condition	10,856,135	1,324,168	12,180,303	11,681,202	121,457	11,802,659
Less: amount not offset in the Company's statement of financial condition Collateral[1]	10,856,135	1,324,168	12,180,303	11,681,202	121,457	11,802,659
Net amount	$ —	$ —	$ —	$ —	$ —	$ —

[1] Represents amounts which are not permitted to be offset on the Company's statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of default.

As of December 31, 2018 the Company had securities borrowed transactions of $21,510 with an affiliate. As of December 31, 2018, the Company had securities loaned transactions of $54,671 with an affiliate. As of December 31, 2018 the Company entered into repurchase agreements of $30,000 with an affiliate.

3. Securities Financing Transactions (continued)

The following table shows collateralized financings by class of collateral pledged and maturity date:

	Overnight and continuous	Up to 30 days	Total
Securities sold under agreements to repurchase			
U.S. government and agency obligations	$ 10,262,568	$ 1,277,827	$ 11,540,395
Corporate debt securities	107,254	33,553	140,807
Total	10,369,822	1,311,380	11,681,202
Securities loaned			
Equities	—	121,457	121,457
Total	—	121,457	121,457
Total collateralized financings	$ 10,369,822	$ 1,432,837	$ 11,802,659
Gross amount of recognized liabilities for collateralized financings			$ 31,924,700
Amounts related to agreements not included in offsetting disclosure			$ 20,122,041

In connection with securities financing transactions, the Company accepts collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker–dealers in connection with both reverse repurchase agreements and securities borrowed transactions. As of December 31, 2018, the gross and net fair value of such collateral received from counterparties was $32.8 billion and $12.6 billion, respectively. As of December 31, 2018, the gross and net fair value of such collateral loaned to counterparties was $32.1 billion and $11.9 billion, respectively. Additionally, a portion of collateral received is used by the Company to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations.

4. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and

4. Commitments and Contingencies (continued)

informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2018, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with U.S. GAAP ASC 450 on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Guarantees – The Company is a member of various securities clearing organizations. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall.

5. Income Taxes

As of December 31, 2018, the Company recorded a deferred tax asset of $12 which consists primarily of compensation related accruals. The Partnership had an effective tax rate of 4.2%, which is different from the NYC UBT statutory rate of 4.0% primarily due to the inclusion of non-deductible expenses within the tax provision calculation.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there are no material tax liabilities as of December 31, 2018. As of December 31, 2018, the Company did not accrue any interest or penalties.

The Company has been included in Cantor's U.S. federal, state and local tax returns. Cantor is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

6. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2018, the Company was charged for rent allocations, for which the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

6. Related Party Transactions (continued)

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees receive forgivable loans. For the year ended December 31, 2018, the Company was charged amortization expense related to these employee loans, for which the unpaid balances are included in the Payables to related parties in the Company's statement of financial condition.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of $1,500, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3-3") arising from customer transactions as defined. As of December 31, 2018, the Company had net capital of $250,188, which was $236,480 in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3-3. As of December 31, 2018 the Company segregated qualified securities with a value of $24,795 into a special reserve account, which is included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker–Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2018, the Company did not have a PAB segregated cash requirement.

8. Financial Instruments and Off–Balance Sheet Risk

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Credit Risk – Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' financing transactions in financial instruments. In the normal course of business, the Company's customer activities include financing of various customer securities, which may expose the Company to credit risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company clears customer transactions involving securities. The Company seeks to

8. Financial Instruments and Off–Balance Sheet Risk (continued)

control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines.

As a securities broker and dealer, the Company is engaged in various activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including broker–dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities settlements. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum limit for each counterparty. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of transactions.

The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits at the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Operational Risk – In providing its array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other

8. Financial Instruments and Off–Balance Sheet Risk (continued)

events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks.

Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.